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                                                                EXHIBIT (a)(1)I.


FOR IMMEDIATE RELEASE


       AES COMUNICACIONES DE VENEZUELA EXTENDS U.S. AND VENEZUELAN OFFERS
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     ARLINGTON, VA & CARACAS, VENEZUELA - October 25, 2001 - The AES Corporation
(NYSE: AES) announced today, in accordance with the resolution of the Venezuelan Comision Nacional de Valores, that the expiration date of the cash tender offers by AES Comunicaciones de Venezuela to acquire American Depositary Shares and shares of Compania Anonima Nacional Telefonos de Venezuela (CANTV) had been extended to 5:00 pm New York City time (6:00 pm Caracas time) on Friday, November 23, 2001, the same date as the expiration date of CANTV's Third Share Repurchase Program. As of the close of business on October 25, 2001, 665,351
ADSs and 2,937,058 CANTV shares had been tendered and not withdrawn pursuant to the offers.


     Except as modified by this extension, the terms and conditions of the U.S. and Venezuelan offers remain in effect and unmodified.


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ABOUT AES


     AES is a leading global power company comprised of competitive generation, distribution and retail supply businesses in Argentina, Australia, Bangladesh, Brazil, Cameroon, Canada, Chile, China, Colombia, Czech Republic, Dominican Republic, El Salvador, Georgia, Germany, Hungary, India, Italy, Kazakhstan, the Netherlands, Nigeria, Mexico, Oman, Pakistan, Panama, Sri Lanka, Ukraine, the United Kingdom, the United States and Venezuela.


     AES's generating assets include interests in one hundred and eighty one facilities totaling over 60 gigawatts of capacity. AES's electricity distribution network has over 920,000 km of conductor and associated rights of way and sells over 126,000 gigawatt hours per year to over 18 million end-use customers. In addition, through its various retail electricity supply businesses, AES sells electricity to over 154,000 end-use customers.


     AES is dedicated to providing electricity worldwide in a socially responsible way.


     WHERE YOU CAN FIND ADDITIONAL INFORMATION


     AES has filed Tender Offer Statements with the Securities and Exchange Commission relating to the AES Comunicaciones offers. We urge investors and security holders of CANTV to read carefully the U.S. offer to purchase and the Venezuelan offer to purchase regarding the offers because they contain important information about the offers. Investors and security holders may obtain a free copy of the U.S. offer to purchase and an English version of the Venezuelan offer to purchase and other documents filed by AES with the Securities and Exchange Commission at the Securities and Exchange Commission's web site at www.sec.gov. The U.S. offer to purchase, the Venezuelan offer to purchase and other related documents may also be obtained for free from D.F. King & Co., Inc., the Information Agent, by calling 1 (800) 549-6746 (toll-free in the U.S.), or 1 (212) 269-5550 (collect outside the U.S.).


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     For more general information visit our web site at www.aesc.com or contact investor relations at investing@aesc.com. The list aes-pr-announce is an automated mailing list and can be found on the investing page of our web site. Those who subscribe to this list will receive updates when AES issues a press release.


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     This press release is for informational purposes only. The solicitation of offers to buy CANTV ADSs and shares are only being made pursuant to the offers to purchase and related materials that AES has filed and sent to CANTV's share and ADS holders. This communication shall not constitute a solicitation of an offer to purchase in any state in which such offer, solicitation or sale would be unlawful.